Exhibit 99.3

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3147 8600 Fax: +61 (0) 7 3147 8610 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
7 November 2011
[Shareholder]
[Shareholder Address]
Dear Shareholder
Metal Storm Limited Entitlement Offer — notification to ineligible shareholders
Metal Storm Limited (Metal Storm) is in the process of raising up to approximately A$6.6 million through a non-renounceable pro rata entitlement offer (Entitlement Offer). Details are as announced to the Australian Securities Exchange (ASX) on 25 October 2011. Under the Entitlement Offer, eligible shareholders are entitled to subscribe for one new Metal Storm share at an offer price of A$0.003 per share for every one share held on 3 November 2011.

Who are Eligible Shareholders?	Shareholders who are eligible to participate in the Entitlement Offer (Eligible Shareholders) are shareholders who:

were registered as a Metal Storm shareholder as at 7.00 pm (Sydney time) on 3 November 2011 (Record Date);

have a registered address in Australia, New Zealand or Singapore; and
are not in the United States and are not “U.S. persons” (as defined under Regulation S under the United States Securities Act of 1933, as amended) (U.S. Persons) and are not acting for the account or benefit of U.S. Persons; and

are eligible under all applicable securities laws to receive an offer under the Entitlement Offer.

Do you meet the eligibility criteria?	Unfortunately, as you do not satisfy the eligibility criteria for an Eligible Shareholder, you are not eligible to subscribe for shares under the Entitlement Offer and you will not be sent a copy of the Offer Entitlement Booklet or an entitlement and acceptance form.

Metal Storm wishes to advise you that it will not be offering the Entitlement Offer to you.

Why are there restrictions on eligibility?	There are restrictions on eligibility because of:

the legal limitations in some countries;

the relatively small number of shareholders in some countries;

the small number of shares those shareholders hold; and

the potential cost of complying with regulatory requirements in those countries.

Metal Storm has determined, pursuant to Listing Rule 7.7.1(a) of the ASX Listing Rules, that it would be unreasonable to make offers to shareholders outside Australia, New Zealand and Singapore.
U.S. Office
4350 Fairfax Drive, Suite 810, Arlington VA 22203      Tel: 703 248 8218 Fax: 703 248 8262

Metal Storm Limited

Do you need to do anything?	You are not required to do anything in response to this letter. This letter is to inform you about the Entitlement Offer, the details of which are provided below and is not an offer to issue new shares to you, nor an invitation for you to apply for new shares.

Questions	If you have any questions in relation to the Entitlement Offer and this letter, please seek professional advice or contact the Metal Storm Entitlement Offer Information Line on 1300 661 673 (from within Australia) or +61 3 9415 4382 (from outside Australia).
Details about the Entitlement Offer
The Entitlement Offer provides Eligible Shareholders with the opportunity to subscribe for one new share in the Company (New Share) for every share held on the Record Date at an issue price of $0.003 per New Share. Eligible Shareholders may also apply for New Shares in excess of their entitlements, although any such application may be scaled back (in whole or part) if the Entitlement Offer is oversubscribed. The New Shares will be quoted on ASX.
The Entitlement Offer is not subject to a minimum amount of funds being raised. As long as the Entitlement Offer is not oversubscribed, the Company will accept all valid applications for New Shares in full.
The funds raised will be used as working capital to:
•	continue the development of Metal Storm’s current products;
•	allow Metal Storm to reduce its reliance on its equity line of credit with Dutchess Opportunity Fund II LP, at least in the short term; and
•	cover Metal Storm’s ongoing overhead and operating costs.
Further details about the Entitlement Offer, including key dates, are set out below.
Summary of the Entitlement Offer

Issue price	$0.003 per New Share

Entitlement (Eligible Shareholders may also apply for additional New Shares)	One New Share for every Share held at 7.00 pm (Sydney time) on 3 November 2011

Approximate discount to the volume weighted average price of Shares traded on ASX in the three months ending 21 October 2011	25.5%

Maximum number of New Shares which can be issued under the Entitlement Offer	2,225,078,911

Approximate amount which can be raised under the Entitlement Offer (before costs)	A$6.6 million

Approximate number of Shares that will be on issue if the Entitlement Offer is fully subscribed[1]	4,450,157,822

[1]	Assuming the Entitlement Offer is fully subscribed, no options are exercised, no convertible notes are converted into shares and no further securities are issued.

Metal Storm Limited
Key dates1

Ex Date — Shares trade without an entitlement to participate in the Entitlement Offer	27 October 2011

Record Date to determine entitlements	3 November 2011

Entitlement Offer documentation sent to Eligible Shareholders	7 November 2011

Opening date for applications to be made	7 November 2011

Closing Date — last date for receipt of applications (5.00 pm Sydney time)	21 November 2011

Trading of New Shares expected to commence on ASX on a deferred settlement basis	22 November 2011

Allotment Date — date New Shares are issued	29 November 2011

Normal trading of New Shares expected to commence on ASX	30 November 2011

Holding statements for New Shares expected to be despatched	30 November 2011

[1]	Metal Storm reserves the right to vary the timetable without notice, including by extending or bringing forward the Closing Date.
Yours faithfully
Metal Storm Limited

/s/ B Farmer
Brett Farmer
Company Secretary